EXHIBIT 99.1

Westport Fuel Systems Reports Fourth Quarter and Full-Year 2021 Financial Results

VANCOUVER, British Columbia, March 14, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“WFS”) (TSX:WPRT / Nasdaq:WPRT) today reported financial results for the fourth quarter and year ended December 31, 2021, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

FOURTH QUARTER 2021 HIGHLIGHTS

  Revenue of $82.7 million, a decrease of 1% over the same period last year, reflecting manufacturing delays caused by the shortage of semiconductors in our heavy and light-duty businesses
  Net income of $5.3 million or $0.03 per share; Adjusted EBITDA1 was $10.0 million, or a $1.9 million improvement year-over-year
  Completed refinancing of $20 million Term Loan from Export Development Canada

FULL-YEAR 2021 HIGHLIGHTS

  Revenue of $312.4 million, up 24% vs. 2020 due to the continued recovery of sales volumes in our Original Equipment Manufacturer ("OEM") and Independent Aftermarket (" IAM") businesses
  Net income of $13.7 million, or $0.09 per share, compared to a net loss of $7.4 million in the prior year and Adjusted EBITDA1 of $17.5 million, compared to $14.7 million in the prior year
  Announced a project with truck and bus manufacturer, Scania to apply HPDI 2.0™ with hydrogen to the latest Scania commercial vehicle engine
  Announced a collaboration with Tupy and AVL to develop a highly efficient hydrogen internal combustion engine using HPDI 2.0 for commercial vehicle applications
  Completed the acquisition of Stako s.p. z.o.o ("Stako"), a world-leading manufacturer of Liquified Petroleum Gas Fuel Storage for a total purchase price of $7.1 million
  Awarded a tender issued by NAFTAL for the supply of 60,000 liquefied petroleum gas systems
  Completed an over-subscribed equity offering for net proceeds of $120.7 million, further strengthening the company's balance sheet
  Completed the refinancing of a $20.0 million Term Loan from Export Development Canada
  Attributable Cummins Westport Inc. ("CWI") net income of $33.0 million. On February 7, 2022, we agreed to sell 100% of our shares in CWI to Cummins Inc. for proceeds of approximately $22.2 million, along with our interest in the joint venture's intellectual property for an additional $20.0 million. We received proceeds of $31.4 million, net of a $10.8 million holdback, after the closing date.

1Adjusted EBITDA is a non-GAAP financial measures. Refer to section 'GAAP and Non-GAAP Financial Measures' for the reconciliation.

Consolidated Results
($ in millions, except per share amounts)	4Q21	4Q20	Over / (Under) %	FY21	FY20	Over / (Under) %

Revenues	$82.7	$83.9	(1)%	$312.4	$252.5	24%
Gross Margin(2)	9.3	13.0	(29)%	48.2	39.5	22%
Gross Margin %(2)	11%	15%	—	15%	16%	—
Operating Expenses	19.3	13.8	40%	78.8	61.5	28%
Income from Investments Accounted for by the Equity Method(1)	15.0	9.9	51%	33.7	24.0	40%
Net Income (Loss)	5.3	4.1	30%	13.7	(7.4)	(286)%
Net Income (Loss) per Share	0.03	0.03	—%	0.09	(0.05)	(280)%
EBITDA(2)	8.4	13.1	(36)%	23.0	16.1	43%
Adjusted EBITDA(2)	10.0	8.1	23%	17.5	14.7	19%

(1) This includes income primarily from our Cummins Westport Inc. ("CWI"), Minda Westport and Westport Weichai Inc. joint ventures.
(2) These financial measures and ratios are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

4Q21 AND FULL-YEAR 2021 OPERATIONS

We generated revenues of $82.7 million and $312.4 million in 4Q21 and FY 2021, compared to $83.9 million and $252.5 million for 4Q20 and FY 2020, respectively. Revenues for the full year 2021 increased 24% due to the continued recovery of sales volumes in our OEM and IAM businesses and the addition of $13.8 million in revenue from our recently acquired fuel storage business.

Consolidated net income for 4Q21 was $5.3 million, resulting in earnings of $0.03 per share, compared to net income of $4.1 million, or $0.03 per share, for the same period in 2020.

We reported net income of $13.7 million for the year ended December 31, 2021, compared to net loss of $7.4 million for the prior year. The improvement in net income was driven primarily by increases in gross margin of $8.7 million from higher sales volumes, an income tax recovery of $8.1 million compared to an income tax expense of $1.4 million in the prior year and a bargain purchase gain of $5.9 million from the acquisition of Stako.

We reported $17.5 million Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"), see "Non-GAAP Measures" section in the MD&A) during the year ended December 31, 2021, compared to $14.7 million in the prior year.

“Westport delivered record annual revenue in 2021 despite customer demand constrained by the effects of lingering COVID restrictions, supply chain shortages and other disruptions that our global industry faces. Our acquisition of Stako contributed strongly to our 2021 performance, and importantly, expanded our product portfolio and manufacturing capabilities. Balance sheet and organizational improvements completed during the year position us well to achieve our mid-and long-term goals. The gross margin pressure we faced in 2021 will be addressed by the economies of scale that will result from continued and accelerating growth.  Increasing demand will lead to higher production and sales that drive profitability improvement.

This is our decade. The world needs and demands clean affordable transportation. Westport Fuel Systems’ solutions are available now.  I’m confident that our committed global team will drive our growth and profitability in the years ahead”.

David M. Johnson, Chief Executive Officer

SEGMENT INFORMATION

Original Equipment Manufacturer Segment

Original Equipment Manufacturer ("OEM") revenue for the three months and year ended December 31, 2021, was $57.4 million and $195.5 million, respectively, compared with $58.8 million and $149.6 million for the three months and year ended December 31, 2020. OEM revenue decreased by $1.4 million in the current quarter reflecting the manufacturing delays caused by the shortage of semiconductors in our heavy and light-duty businesses, and the effect of year-over-year price decreases in components sold to our initial OEM launch partner. Revenue for the OEM business segment increased by $45.9 million for the year. The increase in the year was mainly due to the higher light-duty OEM sales volumes, particularly sales to Indian and Russian OEMs, and $13.8 million of additional revenue from the fuel storage business.

Independent Aftermarket Segment

Revenue for the three months and year ended December 31, 2021, was $25.3 million and $116.9 million, respectively, compared with $25.1 million and $102.9 million for the three months and year ended December 31, 2020. Revenue for the three months and year ended December 31, 2021, for the IAM business segment increased by $0.2 million and $14.0 million, respectively, primarily due to growth in the African and South American markets, consistent year-over-year sales in western Europe was offset by softness in demand from the Russian and Turkish markets due to the rapid increase in LPG prices. We expect to see continued improvement in revenues from the IAM business segment for the full year of 2022, but temper expectations in the near term due to the elevated LPG prices in our key markets.

SEGMENT RESULTS	4Q21
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$57.4	$(5.0)	$2.1	$0.2
IAM	25.3	(1.3)	1.4	—
Corporate	—	(3.7)	0.1	14.7
Total consolidated	$82.7	$(10.0)	$3.6	$15.0

SEGMENT RESULTS	4Q20
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$58.8	$(3.0)	$2.2	$0.5
IAM	25.1	1.3	1.6	—
Corporate	—	0.9	—	9.4
Total consolidated	$83.9	$(0.8)	$3.8	$9.9

CUMMINS WESTPORT INC.

Revenue for 4Q21 increased by $15.7 million to $111.7 million, or 16% over the same period last year. Unit sales were higher for Q4 2021 compared to the prior year due to the timing of sales from the slowdown in Q3 2021 due to supply chain issues. Gross margin for 4Q21 increased by $10.7 million to $39.2 million, or 35% of revenue from $28.5 million or 30% of revenue in the prior-year quarter. The increase in gross margin percentage from 30 to 35% of revenue was largely driven by increases in sales volume of high-margin parts revenue.

The following tables sets forth a summary of the financial results of CWI for the years ended December 31, 2021, and 2020, and three months ended December 31, 2021, and 2020.

CUMMINS WESTPORT HIGHLIGHTS
			Over / (Under) %			Over / (Under) %
($ in millions, except unit amounts)	4Q21	4Q20		FY21	FY20
Units	2,648	2,288	16%	8,290	7,065	17%
Revenue	$111.7	$96.0	16%	$367.5	$323.5	14%
Gross Margin	39.2	28.5	38%	99.1	87.3	14%
Gross Margin %	35%	30%	—	27%	27%	—
Operating Expenses	6.0	4.2	41%	20.7	26.4	(21)%
Operating Income	33.1	24.3	36%	78.3	60.9	29%
Net Income	29.5	18.7	58%	65.9	47.5	39%
WFS 50% Interest	14.8	9.4	59%	33.0	23.8	39%

Outlook

Strategy
The market dynamics and global trends impacting the continued adoption of alternative fuel systems and components for transportation applications have shaped our corporate strategy to realize the opportunities ahead for Westport Fuel Systems. The foundation of our strategic pillars is based on the continued strengthening of our organizational capability and a focus on operational excellence. Our people are at the heart of what we do. We leverage technology to turn data into insights, driving smart decisions and accelerating sustainable, principled growth. We strive to deliver valuable, impactful products and services to customers around the world, enabling a collective contribution to a decarbonized transportation sector.

Our strategy to leverage innovation and technology to grow our business as the leading Tier 1 supplier towards sustainable profitability is based on the following pillars:

1.             Principled Growth Realized through a Diverse Portfolio of Technology, Products, and Services

Our diverse portfolio of technology, products, and services are sold today under a wide range of established brands. They provide the foundation for sustainable growth in existing markets and guide our expansion into new and emerging markets around the world.

  Responsibly achieve sustainable profitability in businesses focused on growth in key markets – Europe, India, North America and China – to satisfy the demand for clean, low emissions transportation with our diverse portfolio of technology solutions for low carbon gaseous fuels
  Complement our growth and scale efficiencies through strategic merger and acquisition ("M&A") and corporate development activities

2.             Quality and Reliability will drive our reputation as a Leading Tier I Supplier

We strive for operational excellence in our approach to manufacturing and supply chain management. The goal to achieve greater profitability is also predicated on our ability to enhance quality, production efficiency, and reliability that fosters strong long-term partnerships with OEMs, distributors, and customers. This is accomplished in line with our focus on our ESG goals.

  Aim to reduce GHG emissions throughout the value chain while embedding these efforts in our day-to-day business
  Adherence to the WFS Quality Management System across all global operations, validated by requisite ISO certifications
  Improving our business processes and interactions within our ESG framework to guide our actions and improvements

3.             Deliver clean, affordable transportation solutions through our innovation & technology that power a cleaner future

Investing in innovation and delivering new technology to the market is a critical aspect to our future growth and building opportunities in our business that address global trends impacting the evolution and diversification of sustainable transportation fuel alternatives. This includes, but is not limited to, advancing our HPDI™ fuel system, including Westport's HPDI 3.0™ fuel system and hydrogen-fuelled H2 HPDI™ fuel system and advancements in our direct injection aftermarket technologies.

  Provide customers with the ability to preserve investments in capital and manufacturing infrastructure while achieving the goal of reducing their carbon footprint with Westport's H2 HPDI fuel system, and seamlessly integrated engineering services
  Strengthen our product portfolio by identifying and addressing strategic opportunities for growth that complements our business and our technology

Capital Markets Day
In the fall of 2022, we plan to provide an update on our strategy and strategic initiatives. Details on the timing and venue will be provided at a future date.

2022
The long-term growth potential of our HPDI technology in Heavy-Duty commercial vehicles and our diversified portfolio of gaseous fuel systems and components is poised to capture a share of the global transition to cleaner transportation, especially in promising markets like India.

However, against the current backdrop of supply chain disruptions that continue to challenge the automotive industry and the recent volatility in fuel prices, we are not providing quantitative guidance on revenues or profitability for 2022. Since the fourth quarter of 2021, we have observed softness in demand caused by the continued uncertainty of the elevated prices of gaseous fuels relative to diesel and gasoline. At this time, we are uncertain as to the duration of the price fluctuations and their impact on sales volumes but remain cautiously optimistic that price differentials will return to historically normal ranges in the long term.

The Russia-Ukraine Conflict
We conduct a substantial portion (10 to 15%) of our LD OEM and IAM businesses in Russia by selling our products to numerous OEMs and other IAM customers. This Russian business has been a growing and important market for gaseous fuel systems and components. Due to the Russian invasion of Ukraine in late February 2022, the United States, European Union, Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. Potential consequences of the sanctions that could impact our business in Russia include but are not limited to: (1) limiting and/or banning the use of the SWIFT financial and payment system by Russian entities to buy and pay for our products; (2) devaluation of the Ruble and the related impact on applicable exchange rates to negatively impact the competitiveness of our products; (3) government-owned entities (or partially owned entities) being potentially limited by sanctions from purchasing our products; and (4) a general deterioration of the Russian economy which may limit the ability for end customers to purchase our products. The full impact of the commercial and economic consequences of the conflict are uncertain at this time, and we cannot provide assurance that future developments in the Russian-Ukraine conflict would not have an adverse impact on the ongoing operations and financial condition of our business in Russia.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view WFS full financials for the fourth quarter and year ended December 31, 2021, please visit https://investors.wfsinc.com/financials/

CONFERENCE CALL PRESENTATION

WFS is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with WFS full financials for the year ended December 31, 2021.

LIVE CONFERENCE CALL & WEBCAST

WFS has scheduled a conference call for Tuesday, March 15, 2022, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the WFS website at https://investors.wfsinc.com/

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the passcode 8348. The telephone replay will be available until March 22, 2022. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Westport Fuel Systems will host its Annual General and Special Meeting of shareholders (the “Meeting”) virtually on Wednesday, May 5, 2022, at 10:00 a.m. Pacific Time. In order to streamline the virtual meeting process, Westport Fuel Systems encourages shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy which will be emailed or mailed to them with the Meeting materials at the end of March. Further instructions on voting and accessing the meeting will be contained in the Management Information Circular under “Section 1: Voting” – upon receipt, please review these materials carefully.

Guest Access:

Dial-In     +1-800-319-4610 (Canada / USA) or +1-604-638-5340 (International)
Webcast   https://services.choruscall.ca/links/westportasgm20220505.html

Registered Shareholders or Duly Appointed Proxyholders Access:

Shareholder or Duly Appointed Proxyholders access to the virtual Meeting requires early registration at the following link – https://tinyurl.com/wfsagsm2022. Please register at your earliest convenience as registration will close May 3, 2022, at 10:00 a.m. Pacific Time (48 hours prior to the meeting). Before the Meeting, shareholders of record at the close of business on March 25, 2022, may vote by completing the form of proxy or voting instruction form in accordance with the instructions provided herein.

Non-registered shareholders should carefully follow all instructions provided by their intermediaries to ensure that their Westport Fuel Systems voting shares are voted at the Meeting. Please refer to “Section 1: Voting” of Westport Fuel Systems Management Information Circular dated March 14, 2022, in respect of the Meeting for additional details on how to vote by proxy before the Meeting and the matters to be voted upon.

Votes placed prior to the Meeting must be received by our transfer agent, Computershare Investor Services Inc. by May 3, 2022, at 10:00 a.m. Pacific Time.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The Company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the Company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), the impact of COVID-19 on our business, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of COVID-19 as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Christian Tweedy
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com

GAAP and NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, WFS and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of WFS. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of WFS' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Gross Margin
	Years ended December 31,
	2021	2020
(expressed in millions of U.S. dollars)
Revenue	$312.4	$252.5
Less: Cost of revenue	$264.2	$213.0
Gross Margin	$48.2	$39.5

Gross Margin as a percentage of Revenue
	Years ended December 31,
	2021	2020
(expressed in millions of U.S. dollars)
Revenue	$312.4	$252.5
Gross Margin	$48.2	$39.5
Gross Margin as a percentage of Revenue	15%	16%

EBITDA and Adjusted EBITDA
Three months ended	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21
Income (loss) before income taxes	$(16.0)	$4.6	$0.2	$5.3	$(2.8)	$9.1	$(5.4)	$4.6
Interest expense, net	1.5	1.2	1.3	4.0	1.2	1.1	0.9	0.3
Depreciation and amortization	3.4	3.4	3.4	3.8	3.5	3.7	3.3	3.5
EBITDA	$(11.1)	$9.2	$4.9	$13.1	$1.9	$13.9	$(1.2)	$8.4
Stock based compensation	$0.6	$0.6	$0.9	$0.3	$0.1	$0.5	$0.7	$0.6
Unrealized foreign exchange (gain) loss	$6.9	$(3.6)	$(2.3)	$(5.3)	$0.7	$(2.3)	$(0.9)	$0.5
Asset impairment	$—	$—	$0.5	$—	$—	$—	$—	$0.5
Bargain purchase gain	$—	$—	$—	$—	$—	$(5.9)	$—	$—
Adjusted EBITDA	$(3.6)	$6.2	$4.0	$8.1	$2.7	$6.2	$(1.4)	$10.0

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$124,892	$64,262
Accounts receivable	101,508	90,467
Inventories	83,128	51,402
Prepaid expenses	6,997	11,767
Current assets held for sale	22,039	10,866
Total current assets	338,564	228,764
Long-term investments	3,824	3,088
Property, plant and equipment	64,420	57,507
Operating lease right-of-use assets	28,830	27,962
Intangible assets	9,286	11,784
Deferred income tax assets	11,653	2,140
Goodwill	3,121	3,397
Other long-term assets	11,615	11,621
Total assets	$471,313	$346,263
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$99,238	$84,599
Current portion of operating lease liabilities	4,190	4,476
Short-term debt	12,965	23,445
Current portion of long-term debt	11,277	16,302
Current portion of long-term royalty payable	5,200	7,451
Current portion of warranty liability	13,577	10,749
Total current liabilities	146,447	147,022
Long-term operating lease liabilities	24,362	23,486
Long-term debt	45,125	45,651
Long-term royalty payable	4,747	8,591
Warranty liability	5,214	8,187
Deferred income tax liabilities	3,392	3,250
Other long-term liabilities	5,607	6,017
Total long-term liabilities	234,894	242,204
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
170,799,325 (2020 - 144,069,972) common shares issued and outstanding	1,242,006	1,115,092
Other equity instruments	8,412	7,671
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(992,021)	(1,005,679)
Accumulated other comprehensive loss	(33,494)	(24,541)
Total shareholders' equity	236,419	104,059
Total liabilities and shareholders' equity	$471,313	$346,263

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2021 and 2020

	Years ended December 31,
	2021	2020
Revenue	$312,412	$252,497
Cost of revenue and expenses:
Cost of revenue	264,260	212,953
Research and development	25,194	20,976
General and administrative	36,290	26,629
Sales and marketing	13,495	11,510
Foreign exchange gain	(1,984)	(4,300)
Depreciation and amortization	5,390	6,239
Gain on sale of assets	(146)	—
Impairment on long lived assets, net	459	479
	342,958	274,486
Loss from operations	(30,546)	(21,989)

Income from investments accounted for by the equity method	33,741	24,047
Interest on long-term debt and accretion on royalty payable	(4,937)	(7,988)
Bargain purchase gain from acquisition	5,856	—
Interest and other income	1,413	2
Income (loss) before income taxes	5,527	(5,928)
Income tax expense (recovery):
Current	2,172	2,438
Deferred	(10,303)	(1,007)
	(8,131)	1,431
Net income (loss) for the year	13,658	(7,359)
Other comprehensive loss:
Cumulative translation adjustment	(8,953)	(651)
Comprehensive loss	$4,705	$(8,010)
Income (loss) per share:
Net income (loss) per share - basic	$0.09	$(0.05)
Net income (loss) per share - diluted	$0.08	$(0.05)
Weighted average common shares outstanding:
Basic	160,232,742	137,092,854
Diluted	162,099,175	137,092,854

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2021 and 2020

	Years ended December 31,
	2021	2020

Cash flows from (used in) operating activities:
Net income (loss) for the year	$13,658	$(7,359)
Items not involving cash:
Depreciation and amortization	14,035	14,034
Stock-based compensation expense	1,911	2,368
Unrealized foreign exchange gain	(1,984)	(4,300)
Deferred income tax	(10,303)	(1,007)
Income from investments accounted for by the equity method	(33,741)	(24,047)
Interest on long-term debt and accretion of royalty payable	4,937	7,988
Impairment on long lived assets, net	459	479
Inventory write-downs to net realizable value	914	507
Gain on sale of assets	(146)	—
Bargain purchase gain from acquisition	(5,856)	—
Change in bad debt expense	(326)	299
Net cash used before working capital changes	(16,442)	(11,038)

Changes in non-cash operating working capital:
Accounts receivable	(11,117)	(22,721)
Inventories	(31,744)	(3,225)
Prepaid expenses	3,964	(8,685)
Accounts payable and accrued liabilities	11,313	(420)
Warranty liability	233	10,940
Net cash used in operating activities	(43,793)	(35,149)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(14,158)	(7,123)
Acquisitions, net of acquired cash	(5,948)	—
Proceeds on sale of assets	600	207
Dividends received from joint ventures	21,796	20,758
Net cash from investing activities	2,290	13,842
Cash flows from (used in) financing activities:
Drawings on operating lines of credit and long-term facilities	74,408	85,258
Repayment of operating lines of credit and long-term facilities	(82,958)	(53,523)
Proceeds from share issuance, net	120,727	13,904
Repayment of royalty payable	(7,451)	(5,948)
Net cash from (used in) financing activities	104,726	39,691
Effect of foreign exchange on cash and cash equivalents	(2,593)	(134)
Increase (decrease) in cash and cash equivalents	60,630	18,250
Cash and cash equivalents, beginning of year (including restricted cash)	64,262	46,012
Cash and cash equivalents, end of year (including restricted cash)	124,892	64,262